O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: SWOLOSKY@OLSHANLAW.COM
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May 30, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Office Depot, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 17, 2013 by Starboard Value and Opportunity Master Fund Ltd., et al.
File No. 001-10948

Dear Ms. Ransom:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 23, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

Preliminary Proxy Statement on Schedule 14A

Cover Letter, page 3

1.
We note your response to comment 2 in our letter dated April 29, 2013 and reissue this comment in part.  Please disclose in your Consent Statement support for the following, some of which is contained in your response letter dated May 17, 2013, or provide us with additional support for the referenced disclosure:

•
“Starboard has established a strong track record of creating stockholder value at many public companies over the past ten years.”  (page 3) In this respect, it is unclear how your investment or your nominees’ service on any board of directors is the cause of any increase in the market price of companies in which you invested in the past.

We acknowledge the Staff’s comment and, on a supplemental basis, provide the information set forth in the table below.  The table lists each investment in which Starboard has taken an active position and has filed a Schedule 13D since the beginning of 2012 and compares the trading price of each as of the date immediately before Starboard’s filing of a Schedule 13D to the trading price as of May 24, 2013. This comparison shows unequivocally that the stock price has increased in each case.  While we acknowledge the Staff’s comment that it is impossible to establish with certainty a cause and effect relationship, we also note that the results show a strong and consistent pattern of increased stockholder value at public companies where Starboard has taken an active position.  We further note that Starboard does not claim that any such increase is solely attributable to its actions.  Starboard has merely stated its belief that Starboard has established a strong track record of creating stockholder value at many public companies over the past ten years.  Starboard believes that the information set forth below as well as the information provided in response to the Staff’s prior comment 2 provides ample factual support for its reasonable view in this respect.  Starboard has revised the Consent Statement to clarify that the statement reflects its belief.  See page 3 of the Consent Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 30, 2013

13D Position (ticker symbol)	Price the day before filing 13D	Closing price as of May 24, 2013	Percentage increase
TQNT	5.39	6.74	25% increase
CCC	15.94	17.91	12% increase
QTM	1.05	1.54	46.7% increase
ODP	2.47	4.31	75% increase
VVI	19.19	25.27	31.7% increase
IDTI	6.90	8.07	17% increase
AOL	16.20	36.17	123% increase
PRGS	20.43	23.60	15.5% increase

2.
We note your response to comment 3 in our letter dated April 29, 2013 and reissue this comment in part.  We further note that statements in your Consent Solicitation may directly or indirectly impugn the character, integrity, or personal reputation of the incumbent directors of Office Depot regardless of whether the incumbent directors are specifically named in the Consent Statement.  Please address the following:

•
With respect to the first bullet point, the revised disclosure does not address the implication that the current directors are not representative of the shareholders or that those directors are not protecting the interests of all shareholders.

We respectfully disagree with the Staff’s comment.  Starboard’s statements that the Board should be reconstituted “to ensure that the best interests of stockholders are protected” and that Starboard’s nominees are ready to “evaluate open-mindedly all alternative strategies” are in full compliance with the proxy rules and Regulation 14A.  Starboard is entitled to its position that the current directors are not doing a satisfactory job of protecting the interests of stockholders and that Starboard’s nominees are more committed and capable to protect the stockholders best interests.  In fact, if Starboard did not feel that the Board must be reconstituted to optimally protect the best interests of stockholders it would not be taking the extraordinary measure of conducting a consent solicitation.  Starboard has provided in-depth disclosure in its “Reasons for the Consent Solicitation” section of the Consent Statement as well as its five public letters, to support its position that this is a critical time for the Company and it is vital that the directors who lead Office Depot at this time have the best interests of the stockholders as their primary focus.

May 30, 2013

Furthermore, Starboard is required by the proxy rules and Regulation 14A to disclose the qualifications of its director candidates and to provide support for its belief that they should be elected to serve as directors of Office Depot.  Accordingly, Starboard has stated that its nominees are ready to “evaluate open-mindedly all alternative strategies” and will therefore be a valuable addition to the Board who is tasked with such open-minded evaluation of strategic alternatives.  The notion that by disclosing the qualifications and intentions of its nominees, Starboard is impugning the character of the incumbent directors by implication is, in Starboard’s view, neither grounded in a reasonable interpretation of the proxy rules nor is in line with the spirit of the proxy rules which encourage disclosure with respect to the skills and intentions of dissident director candidates.

Despite its strong belief that its statements are fully compliant with the requirements of the proxy rules and Regulation 14A, Starboard has revised its disclosure to clarify that it is not asserting that the Company directors will not serve the best interests of stockholders while Starboard’s nominees, if elected, will serve the best interests of stockholders.  Instead, Starboard is stating its view that the Board must be composed of the individuals who are in the best position to protect the stockholders’ interests at this critical time for the Company.  See page 3 of the Consent Statement.

•	With respect to the second bullet point, the revised disclosure does not address how you measure board strength, how the current board needs to be stronger or how your nominees will make it stronger.

Starboard has revised its disclosure to replace references to the strength of the Board with references to the qualifications of the Board members.  Starboard believes that since the qualifications of all director candidates are laid out in Starboard’s and the Company’s respective proxy materials, it should be easy for any reader to measure the qualifications of the Board, to compare the qualifications of the incumbent directors to those of Starboard’s Nominees and to find support for Starboard’s belief that the addition of its Nominees will create a better qualified Board.  See pages 4 and 17 of the Consent Statement.

•
Your statements on page 3 that “the Board has exhibited a closed-minded approach” and failed to “pursue opportunities to maximize the value of its joint venture interest in Office Depot de Mexico.”  (page 3)

We respectfully disagree with the Staff’s comment.  Starboard believes it is entitled to express its opinion that the current Board’s decision to adopt the Poison Pill in response to Starboard’s public disclosure of a significant stake in Office Depot and the Board’s failure to monetize the valuable JV Interest despite offers for its purchase demonstrate that “the Board has exhibited a closed-minded approach”.  Furthermore, it is a matter of fact that, to date, the Board has failed to monetize the JV Interest despite publicly disclosed opportunities to do so.  Starboard feels that its position is reasonable and supported by the facts that it has set forth in the Consent Statement and that have been publicly disclosed by the Company.

May 30, 2013

Despite its strong belief that its statements are fully compliant with the requirements of the proxy rules and Regulation 14A, Starboard has revised its disclosure to remove the referenced statements.  See page 3 of the Consent Statement.

•
Your statement on page 17 that you “believe that Office Depot’s continued underperformance at this critical time for the future of the Company warrants the addition of a direct common stockholder representative on the Board to help ensure that all decisions are made in the best interests of all stockholders.”  This statement still implies that the Board is not currently acting in the best interests of stockholders, contrary to the Board’s fiduciary duties.  Please also revise similar statements on pages 5, 17, 24, and 25.

We respectfully disagree with the Staff’s comment.  Starboard believes that the consistent and continued underperformance of Office Depot exposes a Board that is either unwilling or incapable of taking the necessary actions to protect and enhance stockholder value.  Starboard has outlined in the Consent Statement a number of Board missteps that have destroyed stockholder value and that put the incentive of the Board to act in the best interests of stockholders into question.  Accordingly, Starboard believes that a direct stockholder representative, whose interests are fully aligned with those of all stockholders, will help ensure that the stockholders’ point of view is voiced in the Boardroom and decisions are made with the best interests of all stockholders as the primary objective.  Accordingly, Starboard believes that its view is reasonable and supported by the facts and analysis set forth in the Consent Statement.

Despite its strong belief that its disclosure is fully compliant with the requirements of the proxy rules and Regulation 14A, Starboard has revised the referenced statement to clarify its meaning.  See pages 17 and 25 of the Consent Statement.

•
Your statement on page 25 that “the Board lacks the objectivity necessary to act in the best interest of stockholders.”  It does not appear that this statement was revised as indicated in your response.

Starboard has revised the Consent Statement to remove reference to the current directors’ objectivity.  See page 25 of the Consent Statement.

3.
We note your statement on page 4 that “[n]ow more than ever, Office Depot needs a stronger, independent Board to protect the interests of Office Depot’s stockholders.”  Please disclose in the Consent Solicitation support for the implication in this statement that the current Board is not independent.  In this regard, we note the statement on page 1 of the proxy statement filed by Office Depot on May 20, 2013 that each member of the current Board other than Neil Austrian is an independent director under the criteria established by the New York Stock Exchange for director independence.

Starboard has revised the Consent Statement to remove the reference to the current directors’ independence.  See pages 4, 17 and 25 of the Consent Statement.

4.
We note your response to comment 4 in our letter dated April 29, 2013.  Please describe briefly in your Consent Solicitation the reasons that you are “uncomfortable with the execution and experience of the Board as currently composed.”

May 30, 2013

Starboard has revised the Consent Statement to elaborate that its reasons for feeling uncomfortable with the execution and experience of the Board as currently composed include, among other things, Office Depot’s consistent underperformance, the Board’s failure to monetize the JV Interest and the incumbent directors’ lack of meaningful retail operating experience.  See page 4 of the Consent Statement.

5.
On page 4 you state that the Annual Meeting has been delayed past the date which would be one year after the 2012 annual meeting.  On pages 13 and 14 you state that the company postponed deadlines relating to the 2013 Annual Meeting following discussions with you.  Please clarify whether you made the request to delay the referenced deadlines.

On a supplemental basis, Starboard notes that Starboard and the Company discussed extending the deadline for nominating individuals for election at the 2013 Annual Meeting and that extensions of the deadline were agreed upon in part to allow for the possibility of reaching a mutually agreed upon resolution with respect to Board composition without depriving Starboard of its rights as a shareholder of the Company to nominate directors consistent with the Company’s Bylaws.  However, such discussions did NOT include extensions of the date of the 2013 Annual Meeting and it has always been Starboard’s understanding that the Company agreeing to accept as valid nominations delivered less than 90 days prior to the anniversary of the preceding year’s annual meeting IS NOT an agreement to push back the date of the 2013 Annual Meeting.  Starboard’s continued expectations have been that the Company will hold its 2013 Annual Meeting in advance of the shareholder vote on the OfficeMax Merger in order to provide shareholders with the ability to elect the directors who will lead the Company through the process of consummating the OfficeMax Merger or in the alternative will prepare the Company to succeed as a stand-alone entity if the OfficeMax Merger failed to garner sufficient shareholder support.

Preliminary Consent Statement, page 8

We Urge You to Act, page 10

6.
We note your disclosure with respect to the percentage of shares of common stock beneficially owned by Starboard and your statement that Starboard intends to express consent in favor of the Proposals with respect to all of such shares of common stock.  It appears that holders of the outstanding Series A Preferred Stock and Series B Preferred Stock are entitled to vote in the same class as the company’s common stock in the event of a consent solicitation.  Accordingly, please disclose the percentage of voting authority represented by the shares of common stock owned by Starboard.  In this regard, we note your statement on page 13 that common stockholders are limited to maximum voting authority of only 11.7%.

Starboard has revised the Consent Statement to specify that its economic interest of 14.8% of the outstanding common stock of Office Depot provides it with voting authority over approximately 11.7% of all Office Depot securities entitled to consent on an as converted basis, according to Starboard’s calculations.  See pages 9, 10 and 19 of the Consent Statement.

We further refer the Staff to Starboard’s November 16 Letter filed as an exhibit to its Schedule 13D Amendment No. 2 filed on the same date.  The November 16 Letter sets forth in detail Starboard’s analysis and calculations with respect to the combined effects of the Poison Pill and BC Partners’ Investors Rights Agreement.  The November 16 Letter also includes a table that provides a conversion of the economic interest of Office Depot’s common stockholders into the equivalent voting authority of all securities entitled to a vote or consent on an as converted basis for each fiscal quarter starting with the third quarter of 2012 through the end of 2015.

May 30, 2013

Reasons for the Solicitation, page 20

We Believe a Reconstituted Board is Needed to Improve Operational Performance, page 20

7.
We note your response to comment 7 in our letter dated April 29, 2013.  Please disclose in your Consent Solicitation the basis for your belief that the election of your director nominees will result in a new board that “possesses the appropriate skill sets to oversee a turnaround of Office Depot.”

We acknowledge the Staff’s comment.  Starboard has revised the Consent Statement to include disclosure of the basis for Starboard’s belief that its Nominees “possesses the appropriate skill sets to oversee a turnaround of Office Depot.”  See page 4 of the Consent Statement.

We Believe a New and Improved Board Should Help Select, page 22

8.
We note your response to comment 10 in our letter dated April 29, 2013.  Please disclose in your Consent Statement the basis for your statement that Starboard’s nominees are “likely” additions to any combined Office Depot/Office Max board.  Please also disclose that the ability of the Starboard nominees, if elected, to influence the selection of a CEO to serve the combined company is uncertain.

We acknowledge the Staff’s comment and have revised the Consent Statement to clarify that both the addition of any Starboard Nominees, if elected, to the board of any combined entity and such Nominees’ ability to influence the selection of a CEO are uncertain. See page 23 of the Consent Statement.

We Question the Commitment of the Current Board Members to Act, page 24

9.
We note your response to comment 13 in our letter dated April 29, 2013 and reissue this comment in part.  Please revise throughout this section to avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation.  In this regard, we note statements in this section in which you imply that the Board is acting in its own best interest and not in the best interest of stockholders, implying a dereliction of the Board’s fiduciary duty.  Please address the following:

•	“In our view, it is imperative at this critical juncture for the Company to be overseen by a group of individuals who will serve the best interests of stockholders.”

We respectfully disagree with the Staff’s comment.  Starboard believes that its statement is in full compliance with the proxy rules and Regulation 14A.  Starboard is expressing a view regarding the critical time that the Company is facing and the importance at this time of ensuring that the Board is composed of the best group of individuals to lead the Company and serve the best interests of stockholders.  Starboard is entitled to its reasonable and substantiated position that the current directors may lack the incentive, commitment or skills to serve the best interests of Office Depot’s stockholders.  Starboard is undertaking this consent solicitation because it is confident that the facts and its analysis show that the current Board is not serving the best interests of shareholders and Office Depots will greatly benefit from an improved Board that includes Starboard’s candidates.

Despite its strong belief that its disclosure is fully compliant with the requirements of the proxy rules and Regulation 14A, Starboard has revised its disclosure to clarify that it is not asserting that the Company directors will not serve the best interests of stockholders while Starboard’s nominees, if elected, will serve the best interests of stockholders.  Instead, Starboard is stating its view that the Board must be composed of the individuals who are in the best position to protect the stockholders’ interests at this critical time for the Company.  See page 24 of the Consent Statement.

May 30, 2013

•	“In our view, past practices show that the Board has long engaged in activities that appear to have been designed to preserve and entrench the Board at the expense of the stockholders.”

Starboard has revised its disclosure to remove reference to the design of the incumbent directors.  However, the practical effects of the operation of the Poison Pill in conjunction with the Investor Rights Agreement with BC Partners have been explained in detail and supported by ample empirical evidence in Starboard’s November 16 Letter.  Starboard firmly believes that in light of its detailed and thorough analysis and well-substantiated conclusion, its stated view is reasonable, factually supported and fully compliant with the requirements of the proxy rules and Regulation 14A. See page 24 of the Consent Statement.

•
“We seriously question this Board’s commitment to make the critical choices that face the Company in the best interests of the Company’s stockholders.  I n fact, we believe that at this time Office Depot must be overseen by a Board that includes common stockholder representation to help ensure that sensitive and material decisions are made with the best interests of the common stockholders in mind.”

We respectfully disagree with the Staff’s comment.  Starboard is entitled under the proxy rules to express doubts with respect to the Board’s commitment and incentives to act in the best interests of stockholders, particularly in light of the Board’s past practices.  The current Board adopted a Poison Pill and entered into a voting arrangement with BC Partners, the combined effects of which have significantly hurt the common stockholders.  As Starboard has demonstrated through its comprehensive analysis in its November 16 Letter and Consent Statement, these measures taken by the Board act together to drive a deep disparity between the economic interest of the common stockholders and their voting power.  The result is unequivocally greatly detrimental to the common stockholders and provides basis for serious and reasonable concerns over the Board’s commitment to protect the stockholders’ interests.

Starboard has revised the Consent Statement to clarify that its legitimate concerns with the commitment of the Board to act in the best interests of common stockholders are based on evidence of past practices of the Board that have had detrimental effect on the rights of the common stockholders.  See page 25 of the Consent Statement.

Our Four Nominees Have the Experience, page 25

10.
We note your response to comment 14 in our letter dated April 29, 2013.  Please provide support in your Consent Solicitation for your assertion that the current Board is not objective.  Our comment addressed all of your nominees, including M r. Smith.  Your response only addresses Mr. Smith’s objectivity.

Starboard has revised the Consent Statement to remove reference to the objectivity of either the Board or the Starboard Nominees. See page 25 of the Consent Statement.

May 30, 2013

Form of Proxy Card

11.
We note that Proposals No. 2 and 6 provide shareholders a means to abstain, in addition to a means to consent or withhold consent to the removal of the company’s current directors or election of the filing persons’ nominees, respectively.  This third option does not appear required by Exchange Act Rule 14a-4(b)(2) or consistent with its instructions.  It also appears to be the functional equivalent of the “withhold consent” option.  Please advise w h y you have chosen to include the “abstain” option on the consent card.

We acknowledge the Staff’s comment and have revised the Proxy Card to remove the option to “Abstain” from the removal of directors in Proposal 2 or the election of the Starboard Nominees in Proposal 6.  See Proxy Card to the Consent Statement.

Proposal No. 6 – The Election Proposal, page 32

12.
We note your description of Mr. Nardelli’s achievements while at Home Depot (page 34).  In order to provide more balanced disclosure, describe the circumstances of Mr. Nardelli’s separation from Home Depot.

We respectfully disagree with the Staff’s comment.  We note that none of Office Depot’s ten current directors nor any of the other Starboard Nominees have provided disclosure with respect to the circumstances of their departure from any employment in their lengthy careers that have included many departures from a great number of employers.  Accordingly, we fail to see how describing the circumstances of one director candidate’s departure from one of his employers will provide balanced disclosure.  Further, on a supplemental basis, we note that there is nothing in the circumstances surrounding Mr. Nardelli’s separation from Home Depot that is required to be disclosed under the proxy rules or Regulation 14A.

Soliciting Materials filed pursuant to Rule 14a-12 on April 22, 2013

13.
We note your response to prior comments 18 and 20.  Please refrain from making similar statements in future filings: your responses indicate that the Board has not agreed to your proposals; they do not support your prior disclosure that the Board has “ignored” those proposals or that the proposals have “fallen on deaf ears.”

We acknowledge the Staff’s comment.  Starboard confirms that it will refrain from making statements similar to the ones referenced in prior comments 18 and 20 in its future filings.

*                      *                      *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky